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                                                         Filed by H Power Corp.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-6 of the
                                                Securities Exchange Act of 1934
                                                 Subject Company: H Power Corp.
                                                 Commission File No. 333-101567


 [HPOWER LOGO]                    H POWER CORP.
                              60 MONTGOMERY STREET
                          BELLEVILLE, NEW JERSEY 07109
                                 (973) 450-4400

                             AN IMPORTANT REMINDER!

March 3, 2003

Dear Stockholder:

         We have previously mailed you proxy materials in connection with the upcoming special meeting of H Power stockholders, which has been called to vote upon a proposed merger of H Power with Plug Power. The meeting is scheduled to be held on Tuesday, March 25, 2003. According to our latest records, your proxy instructions for this meeting have not yet been received.

         Your Board of Directors recommends that stockholders vote in favor of the proposal to adopt and approve the Agreement and Plan of Merger, a copy and the material details of which are included in the proxy material previously sent to you, dated February 12, 2003. PLEASE PROMPTLY TAKE ACTION TO ENSURE THAT YOUR H POWER SHARES ARE REPRESENTED AT THE SPECIAL MEETING.

         Your vote is very important, regardless of the number of H Power shares you currently own. Since the time until the special meeting is short, we urge you to vote your shares today, by following either the telephone or internet voting instructions that are enclosed with this letter. You may also sign, date, and return the enclosed voting instruction form in the envelope provided. Acting now will help ensure that your proxy instructions are received in time for the meeting. Thank you for your prompt attention.

         IF YOU OWN YOUR H POWER SHARES IN STREET NAME, PLEASE TAKE NOTE THAT YOUR BROKER CANNOT VOTE YOUR SHARES FOR YOU ON THIS PROPOSAL WITHOUT FIRST RECEIVING YOUR SPECIFIC VOTING INSTRUCTIONS. THANK YOU FOR GIVING THIS IMPORTANT MATTER YOUR PROMPT ATTENTION.

                                            Sincerely,

                                         /s/ Dr. H. Frank Gibbard
                                        --------------------------------
                                             Dr. H. Frank Gibbard
                                             Chief Executive Officer


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         Additional Information About the Merger and Where to Find It.

         On February 12, 2003, Plug Power filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the proposed merger with H Power. On or about February 13, 2003, Plug Power and H Power mailed the joint proxy statement/prospectus to their respective stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PLUG POWER AND H POWER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT MATERIALS FILED BY PLUG POWER OR H POWER WITH THE SEC BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT PLUG POWER, H POWER AND THE MERGER. Investors and security holders may obtain a copy of the joint proxy statement/prospectus (and other relevant materials when they become available) at the SEC's web site, www.sec.gov. The joint proxy statement/prospectus (and other relevant materials when they become available) may also be obtained free of charge from Plug Power by directing a request to Plug Power at 968 Albany-Shaker Road, Latham, NY 12110, Attention:
Roger Saillant, President; and from H Power by directing a request to H Power at 60 Montgomery Street, Belleville, New Jersey, 07109, Attention: William L. Zang. In addition to the registration statement that has been filed by Plug Power in connection with the transaction, and the joint proxy statement/prospectus mailed to the stockholders of Plug Power and H Power, each of Plug Power and H Power files annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors and security holders should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Plug Power and H Power with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Plug Power and H Power.

         Plug Power, H Power and their respective executive officers and directors may be considered participants in the solicitation of proxies from the stockholders of Plug Power and H Power in favor of the merger. A description of the interests of Plug Power's executive officers and directors in Plug Power is set forth in the joint proxy statement/prospectus. A description of the interests of H Power's executive officers and directors in H Power is also set forth in the joint proxy statement/prospectus.